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October 16, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street, NE Washington, DC 20549
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Attention:	James Lopez Robert Arzonetti Robert Klein Cara Lubit

Re:	Banc of California, Inc. Amendment No. 1 to Registration Statement on Form S-4/A Filed September 29, 2023 File No. 333-274245

Ladies and Gentlemen:

On behalf of Banc of California, Inc. (“BANC” or the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 originally filed on August 28, 2023, as amended and filed on September 29, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amended Registration Statement (the “Amended Registration Statement”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. We have also enclosed with the copy of this letter copies of the Amended Registration Statement, which have been marked to show changes from the Registration Statement as filed on September 29, 2023.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated October 12, 2023, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Background of the Mergers and the Investments, page 75

1.
We note your response to comment 5 and reissue in part. In this regard, we note the following:

•
You reference “multiple potential investors” and “certain potential investors” that entered into joinders to the NDA. However, you do not identify the investors, explain why Warburg and Centerbridge ended up being chosen or disclose the extent to which Warburg and Centerbridge materially participated in the merger negotiations;

•
You mention “updates with respect to the prospective transaction to federal and state regulatory authorities.” However, you do not state when the prospective transaction was first discussed with the regulatory authorities or clarify the extent to which these communications were material to the merger negotiations;

•
You refer to “members of the BANC transaction committee.” However, you do not identify the members;

•
You indicate that the balance sheet repositioning was initially negotiated as a condition to the merger, but you do not explain who proposed removing the condition or explain why it was ultimately removed;

•
Page 77 states that BANC and PACW ceased further discussions from early May to June 16, 2023. It also indicates that PACW continued to focus on executing its strategic plan, including a sale of $3.54 billion of lender finance loans on June 22, 2023. We also note the statement on page Q-5 that “[d]espite these actions helping to increase customer deposits in the later part of the second quarter, as of June 20, 2023, PACW was still unable to come back into compliance with the aforementioned liquidity policy guidelines.” Please revise to clarify the extent to which PACW’s continued non-compliance with its liquidity policy guidelines played a material role in restarting negotiations between PACW and BANC; and

•
You state that the “at market” fixed exchange ratio “was calculated to be 0.6569 shares of BANC common stock for each share of PACW common stock” and that it reflected the parties’ intention that the transaction would not involve any established premium or discount to any particular party’s stock price. However, you do not quantitatively demonstrate how the companies’ market capitalizations or other metrics were used to come up with the 0.6569 ratio.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 75-82 of the Amended Registration Statement.

With respect to the second bullet in the Staff’s comment regarding updates to federal and state regulatory authorities, the Company respectfully advises the Staff that the parties’ updates to these authorities were consistent with ordinary practice and confidential supervisory communications between a banking institution and its regulators.  The parties do not believe any further information regarding these updates would be material to investors.

With respect to the sixth bullet in the Staff’s comment regarding the calculation- of fixed exchange ratio, the Company has revised its disclosure on page 80 the Amended Registration Statement discloses that the “at market” exchange ratio was calculated to be 0.6569 shares of the Company’s common stock for each share of PACW common stock based on the volume-weighted average prices of the Company’s common stock of $11.7304 and PACW common stock of $7.7054, both in the five trading days up to, and including, June 29, 2023, the date on which the LOI was executed by PACW and the Company.

Certain Street Consensus Estimates for BANC, page 111

2.
We note your response to comment 14 and reissue the comment. The revised footnote 1 on page 111 simply refers to “assumptions based on historical performance and long-term expectations” instead of identifying and fully describing the material facts and assumptions underlying the projections in the 5 bullet points, including net income growth of 7% in 2025, dividend payout ratio of 29% and annual asset growth of 3% beginning in 2025. Similarly revise page 112 for the projections in the table under Certain Internal Management Projections for PACW.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 111-112 of the Amended Registration Statement.

Combined Company Governance, page 141

3.
We note your response to comments 17 and 35 and revised disclosures on page R-2 and elsewhere. You state on page R-2 that the combined company is expected to manage liquidity in a similar fashion as BANC’s current management framework, maintaining duration limits as a function of primary liquidity, along with other critical “Liquidity,” “Funding,” and “Investment” tolerances. Please revise to clarify whether the combined company is expected to maintain the approach of PACW’s Risk Appetite Statement and IRR Limits set forth on page Q-1, or whether the expectation is to use BANC’s equivalent policies or develop new policies.

Response:  The Company respectfully advises the Staff that the combined company intends to develop a new comprehensive set of liquidity management policies, which are expected to include maintaining a monthly cadence of interest rate risk management monitoring and reporting.

Annex R
Combined Company Supplemental Liquidity Disclosure, page R-1

4.
We note your response to comment 36 and revised disclosures included within Annex R beginning on page R-1, including your reference to maintaining certain minimum capital ratios plus the capital buffer. Please tell us whether you expect the combined company will be able to meet capital ratio requirements at time of closing and whether as part of this transaction you are monitoring a preliminary estimate or range of the expected capital ratios of the combined company at the time of closing. Further, consider expanding your disclosures to provide a discussion of such information, which may include a preliminary estimate or range of expected capital ratios of the combined company at the time of closing.

Response: The Company respectfully advises the Staff that the Company is currently tracking the day-one and ongoing balance sheet of the combined company and, as of the date of this letter, the Company expects the combined company to remain well-capitalized and satisfy all applicable capital requirements as of the closing. As of the date of this letter, the Company does not expect the capital ratios of the combined company as of the closing to be materially different than those that the Company previously disclosed at the announcement of the merger. The Company intends to provide a similar update on the combined company’s expected capital ratios in its third quarter 2023 earnings disclosure.

Additionally, please note that “Annex R” previously included in the Registration Statement has been updated to “Annex N” in the Amended Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-2

5.
We note the legal opinion filed as Exhibit 5.1 states in the second paragraph that it “assumed the due authorization by all requisite action...” It also assumes in the third paragraph that “the total number of shares of Company Common Stock and Company Series F Preferred Stock issued and outstanding will not exceed the total number of shares of Company Common Stock and preferred stock.” Please revise the opinion to remove these assumptions or advise us why you believe they are not overly broad and assume material facts underlying the opinion. We refer you to Item II.B.3.a. of Staff Legal Bulletin No. 19.

Response:  In response to the Staff’s comment, the legal opinion filed as Exhibit 5.1 has been revised to clarify that the first assumption applies only to persons other than the Company, consistent with Item II.B.3.a. of Staff Legal Bulletin No. 19, and to remove the second assumption in its entirety.

General

6.
Consider revising your filing to include a recent developments section or other disclosure discussing each company’s trends, activities, events and, if available, preliminary estimates as of the most recent practicable date. For any preliminary estimates, e.g., as of September 30, 2023, consider including both quantitative and qualitative details and discussion in order to understand the preliminary estimates of results of operations and financial condition, as well as an overall discussion of the current economic and interest rate environment and potential material impacts it may have on each company.

Response:  The Company respectfully advises the Staff that both the Company and PACW are in the process of preparing their respective earnings disclosures and Quarterly Reports on Form 10-Q for the third quarter of 2023 (the “Q3 Form 10-Qs”), which are expected to include respective disclosures on recent developments. The Q3 Form 10-Qs will be incorporated by reference into the Amended Registration Statement. As part of the disclosures included in the third quarter earnings disclosure and the Q3 Form 10-Q of the Company, the Company expects to provide updates to certain portions of the estimated pro forma balance sheet and key metrics, which are expected to include a qualitative discussion on the current economic and interest rate environment and potential impact such environment may have on the pro forma financials of the combined company. For example, since the date of the public announcement of the mergers, the increase in interest rates has led to greater losses in the PACW available-for-sale securities portfolio and a decreased Accumulated Other Comprehensive Income (AOCI), which is expected to decrease tangible common equity of the combined company at the time of closing.

The Company has included the above disclosure in Annex O of the Amended Registration Statement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (212) 735-3554. Thank you in advance for your cooperation in connection with this matter.

Sincerely,
/s/ Sven Mickisch
Sven Mickisch Partner
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

CC:	Jared Wolff, Banc of California, Inc. Ido Dotan, Banc of California, Inc. Matthew Nemeroff, Skadden, Arps, Slate, Meagher & Flom LLP